Filed by REV Group, Inc.

(Commission File No.: 001-37999)

Pursuant to Rule 425 of the Securities Act of 1933

Deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: REV Group, Inc.

(Commission File No.: 001-37999)

The following communication was sent by Mark Skonieczny, President and Chief Executive Officer of REV Group, Inc. (“REV Group”) to all REV Group employees, on January 8, 2026, in connection with REV Group’s proposed business combination with Terex Corporation.

All Employee Letter

To: All Employees

From: Mark Skonieczny

Date: January 8, 2026

Subject: New Year Update

Dear Team,

I hope everyone enjoyed the holiday season and spent time with family and friends. Echoing what I shared during our year-end earnings announcement, I’m grateful for your work and commitment over the past year – your dedication was the bedrock of a successful 2025. As we look ahead, I want to share some important updates and key milestones for our proposed merger with Terex Corporation.

As I shared when we first announced this transaction, bringing our companies together will strengthen our foundation for long-term success, supported by a complementary portfolio of specialty equipment businesses and a strong U.S. manufacturing base. Over the last few months, we have worked closely with Terex towards closing the transaction. On January 28, 2026, REV and Terex will each host Special Meetings of Stockholders. During these meetings, each company’s stockholders will have the opportunity to vote on the proposed merger transaction. We expect the transaction to close shortly after these meetings, assuming both companies’ stockholders approve the deal. If you own shares in REV, you will have the opportunity to participate in the vote. We encourage all stockholders to cast their vote as promptly as possible. Further information about the Special Meetings and the proposed merger, including instructions on how to vote, can be found in our definitive joint proxy statement here, and at our merger website here.

While the leadership structure of the combined company is still being finalized, we know that it will reflect a mix of leaders from both organizations, ensuring that the REV team maintains a strong and influential voice in the new company. As we previously announced, upon closing, Simon Meester, President and CEO of Terex, will be the CEO of the combined company. Simon will be supported by talented executives from both companies who will lead across the combined organization’s core segments – Environmental Solutions, Materials Processing, Aerial Work Platforms and Specialty Vehicles (which includes our Fire, Emergency, Commercial and Recreation brands). The Fire and Emergency and Commercial leadership updates and organizational alignments that were announced last week to strengthen operational focus and improve commercial execution will be maintained under the combined company.

While the corporate leadership structure will look different, the strength of our U.S. manufacturing footprint and each brand are critical components of the rationale for bringing these businesses together, and little is expected to change for both as a result. The culture of the combined organization will be shaped by the strengths of both companies. As we bring together our successful businesses, there will be meaningful opportunities to learn from one another. As part of the combined company, you will benefit from being part of an organization with greater scale and capabilities, offering enhanced access to tools and support systems that empower greater innovation, along with expanded career opportunities.

Integration planning has been another key focus over the past months as we consider the combined company’s organizational structure. The integration planning team includes members from both REV and Terex, reinforcing a collaborative and open-minded approach to integration. Terex has been clear that this will not be a one-way integration, and that many of REV’s processes, ways of working, and cultural strengths will add real value to the combined company going forward.  Further details on the integration will be shared following a successful close.

Looking ahead, our plans and priorities remain the same. Until close, REV Group and Terex will continue to operate as two separate companies. For now, everything remains business as usual, and it’s important that we remain focused on delivering great work and innovation for our customers.

This will be a significant year for REV Group, and it would not be possible without your hard work. Thank you again for your efforts last year and for the care you bring every day in delivering quality vehicles to our customers.

Sincerely,

Mark

Mark Skonieczny

President and CEO

REV Group

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about REV Group Inc.’s (“REV Group”), Terex Corporation’s (“Terex”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “will,” “creates,” “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between REV Group and Terex (the “Transaction”), including realization of synergies, low capital intensity, attractive leverage position, efficient cost base, predictability of earnings, future financial and operating results and free cash flow and the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between REV Group and Terex; the possibility that the Transaction does not close when expected or at all because required shareholder approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which REV Group and Terex operate; any failure to promptly and effectively integrate the businesses of REV Group and Terex; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of REV Group’s or Terex’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; Terex’s issuance of additional shares of its capital stock in connection with the Transaction; the risk that Terex’s exploration of strategic options to exit its Aerials segment may not be successful or that any transaction entered into with respect to Terex’s Aerials segment is not on favorable terms; and the diversion of management’s attention and time to the Transaction and the exploration of strategic options with respect to the Terex Aerials segment and from ongoing business operations and opportunities; and the outcome of any legal proceedings that may be instituted against REV Group or Terex in connection with the Transaction.

Additional important factors relating to Terex and REV Group that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to the risks and contingencies detailed in Terex’s and REV Group’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the U.S. Securities and Exchange Commission (the “SEC”).

These factors are not necessarily all of the factors that could cause Terex’s, REV Group’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm Terex’s, REV Group’s or the combined company’s results.

All forward-looking statements attributable to Terex, REV Group, or the combined company, or persons acting on Terex’s or REV Group’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and Terex and REV Group do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Terex or REV Group updates one or more forward-looking statements, no inference should be drawn that Terex or REV Group will make additional updates with respect to those or other forward-looking statements. Further information regarding Terex, REV Group and factors that could affect the forward-looking statements contained herein can be found in Terex’s and REV Group’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the Transaction, Terex has filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement on Form S-4”) to register the shares of Terex common stock to be issued in connection with the Transaction. The Registration Statement on Form S-4 includes a joint proxy statement of Terex and REV Group that also constitutes a prospectus of Terex. The Registration Statement on Form S-4 became effective on December 23, 2025, and the definitive joint proxy statement/prospectus has been sent to the shareholders of each of Terex and REV Group.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING TEREX, REV GROUP, THE COMBINED COMPANY, the transaction and related matters.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Terex or REV Group through the website maintained by the SEC at http://www.sec.gov from Terex at its website, https://www.terex.com/ or from REV Group at its website, https://revgroup.com (information included on or accessible through either of Terex’s or REV Group’s website is not incorporated by reference into this communication).

Participants in the Solicitation

Terex, REV Group, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Terex and REV Group and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, can be found in the sections entitled “The Mergers—Interests of Terex’s Directors and Executive Officers in the Mergers” and “The Mergers—Interests of REV’s Non-Employee Directors and Executive Officers in the Merger” included in the Registration Statement on Form S-4 (and which is available at https://www.sec.gov/Archives/edgar/data/97216/000114036125044714/ny20058320x1_s4.htm). Information about the directors and executive officers of Terex and their ownership of Terex common stock can be found in the sections entitled “Executive Compensation Program”, “Executive Compensation Practices”, “Executive Compensation Components”, “Director Compensation”, “Executive Compensation Tables”, and “Security Ownership of Certain Beneficial Owners and Management” included in Terex’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, filed with the SEC on April 1, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000097216/000009721625000077/tex-20250401.htm); in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Terex’s directors and executive officers; and in other documents subsequently filed by Terex with the SEC.  Information about the directors and executive officers of REV Group and their ownership of REV Group common stock is set forth in the sections entitled “Director Compensation”, “Security Ownership of Certain Beneficial Owners and Management”, and “Executive Compensation Tables” included in the definitive proxy statement for REV Group’s 2025 Annual Meeting of Stockholders, filed with the SEC on January 17, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001687221/000119312525008023/d874924ddef14a.htm); in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by REV Group’s directors and executive officers; and in other documents subsequently filed by REV Group with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”